Exhibit 99.1



June 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the "Report") accompanying this letter.

Marc Beuls, the Chief Executive Officer, John Ratcliffe, the Chief Financial Controller and Judy Tan, Chief of Finance - Global Operations, each certifies that, to the best of his or her knowledge:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934: and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Millicom international Cellular S.A.


                                           /s/ Marc Beuls
                                           ------------------------------
                                           Name: Marc Beuls
                                           Chief Executive Officer

                                           /s/ John Ratcliffe
                                           ------------------------------
                                           Name: John Ratcliffe
                                           Chief Financial Controller

                                           /s/ Judy Tan
                                           ------------------------------
                                           Name: Judy Tan
                                           Chief of Finance - Global Operations

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Millicom and will be retained by Millicom and furnished to the Securities and Exchange Commission or its staff upon request.